COMPANY:       FIRSTCOM CORPORATION
TICKER:        FCLX
EXCHANGE:      NASDAQ SMALL CAP MARKET

FORM TYPE:     425

DOCUMENT DATE: JUNE 30, 2000
FILING DATE:   JUNE 30, 2000

Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:     FirstCom Corporation
Commission File No.: 001-14107


For Further Information:


Lydia R. Rodriguez         Adriana Vaccaro              Dan Lawler
AT&T Latin America         Keytech LD                   AT&T Corp.
305-774-2368 (office)      5411-4313-8181 (office)      908-221-2219 (office)
305-613-6767 (cell)        5411-4498-4673 (cell)        888-602-5418(pager)
lrrodriguez@att.com        adriana.vaccaro@ktld.net     dplawler@att.com

                            AT&T LATIN AMERICA CLOSES
                     ACQUISITION OF KEYTECH LD IN ARGENTINA

         MIAMI - Today AT&T Latin America, the AT&T subsidiary, and FirstCom, which plan to merge, announced that AT&T Latin America has completed the acquisition of Keytech LD in Argentina.

         Keytech LD is a start-up operation with plans to offer integrated services to business customers, including videoconferencing, domestic data transmission, E-commerce services, Internet and value added services over its own facilities. The company has nationwide licenses to provide domestic and international long distance, data transmission and private networks beginning in November 2000.

         In November 1999, AT&T Corp. announced plans to form AT&T Latin America, a company that will merge the operations of Netstream, the Brazilian competitive local exchange carrier it acquired, and FirstCom, a publicly traded communications company with operations in Chile, Colombia and Peru.

         AT&T Latin America will provide technologically advanced first mile data and voice connectivity, while providing the knowledge and experience to partner with business customers to make a lasting difference. It will establish a full range of quality business services, one-stop shopping and customer service in countries where it operates.

About AT&T Corp.

         AT&T Corp (www.att.com) is among the world's premier voice, video and data communications companies, serving more than 80 million customers, including consumers, businesses and government. With annual revenues of more than $62 billion and 147,000 employees, AT&T provides services to customers worldwide. Backed by the research and development capabilities of AT&T Labs the company runs the world's largest, most sophisticated communications network and has one of the largest digital wireless networks in North America.

About FirstCom Corporation

         FirstCom Corporation operates as a publicly traded (NASDAQ: FCLX) competitive local exchange carrier in four major metropolitan business centers in Chile, Colombia and Peru. With annual revenues in 1999 of $38MM and approximately 650 employees at year-end, FirstCom owns and operates a technologically advanced, fiber optic IP/ATM backbone-network and provides a wide range of integrated communications services.

            Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause AT&T Latin America and FirstCom's actual results or outcomes to be materially different from those anticipated and discussed in this press release. Except for historical information contained in this press release, the matters discussed contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors detailed in the preliminary proxy statement described below, which readers are urged to read carefully in assessing the forward looking statements contained herein.

            In addition to FirstCom's filing of a preliminary proxy statement with the United States Securities and Exchange Commission (the "SEC"), in connection with the FirstCom/AT&T Latin America merger, FirstCom will file a definitive proxy statement and AT&T Latin America will file a registration statement on Form S-4 with the SEC. We urge investors and security holders to read the definitive proxy statement and registration statement when they are available before they make a decision concerning the merger. Security holders may obtain a free copy of those documents (when available) and other documents filed by FirstCom Corporation at the SEC's web site at www.sec.gov. In addition, documents filed with the SEC by FirstCom may also be obtained from FirstCom Corporation by directing such request to FirstCom Corporation, 220 Alhambra Circle, Coral Gables, Florida 33134, Attention: General Counsel, Thomas C. Canfield (305) 459-6300.

            The members of the board of directors of FirstCom Corporation are Patricio E. Northland, George Cargill, Andrew Hulsh and David Kleinman. As of the date hereof, there are no other "participants in the solicitation," within the meaning of Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Information concerning the directors is set forth in the Preliminary Proxy statement filed with the SEC.